UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                             BLUELINX HOLDINGS INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    09624H109
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     09624H109
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 18,100,000*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     61.4%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*   Cerberus ABP Investor LLC, a Delaware limited  liability company  ("Cerberus
ABP"), is the holder of 18,100,000 shares of the common stock, par value $0.01 per share (the "Shares"), of BlueLinx Holdings Inc., a Delaware corporation (the "Company"). Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus ABP. Thus, as of December 13, 2004, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 61.4% of the Shares deemed issued and outstanding as of that date. This Schedule 13D is being filed as a result of the Company's registration of 10,925,000 Shares (including the underwriter's over-allotment option) pursuant to the Securities Exchange Act of 1934, as amended, as of December 13, 2004 as part of the Company's initial public offering of Shares effected on such date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of BlueLinx Holdings Inc., a Delaware corporation (the "Company"), the successor by merger to ABP Distribution Holdings Inc. ("ABP Holdings"). The principal executive offices of the Company are located at 4300 Wildwood Parkway, Atlanta, Georgia 30339.

Item 2.   Identity and  Background.
          ------------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg is the sole shareholder of Craig Court, Inc., which is the sole member of Craig Court GP, LLC, which serves as the sole general partner of Cerberus Capital Management, L.P. ("CCM"). CCM serves as the sole managing member of Cerberus ABP Investor LLC, a Delaware limited liability company ("Cerberus ABP"). Cerberus ABP is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Cerberus ABP purchased 100 Shares in a private placement effected by the Company on March 10, 2004 for an aggregate purchase price for such Shares of $1,000. Cerberus ABP purchased an additional 18,099,900 Shares in a private placement effected by the Company on May 7, 2004 for an aggregate purchase price for such Shares of $4,524,975. All funds used to purchase the Shares came directly from the assets of Cerberus ABP.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D. This Schedule 13D is being filed as a result of the Company's registration of 10,925,000 Shares (including the underwriter's over-allotment option) pursuant to the Securities Exchange Act of 1934, as amended, as of December 13, 2004 as part of the Company's initial public offering of Shares effected on such date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Registration Statement on Form S-1, as amended, as filed with the Securities and Exchange
Commission (the "Commission") on December 10, 2004, and as subsequently confirmed by the Company's management, there were 29,500,000 Shares issued and outstanding as of December 13, 2004. As of December 13, 2004, Cerberus ABP was the holder of 18,100,000 Shares.

          Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus ABP. Thus, as of December 13, 2004, for the purposes of Reg.
Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 61.4% of the Shares deemed issued and outstanding as of that date.

          Other than the transactions described in this Schedule 13D, during the sixty days prior to December 13, 2004, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Cerberus ABP and ABP Holdings, among others, entered into a Registration Rights Agreement, dated as of May 7, 2004, pursuant to which, among other things, Cerberus ABP and ABP Holdings agreed to the terms pursuant to which ABP Holdings shall register the Shares held by Cerberus ABP by the filing of a registration statement with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement attached hereto as Exhibit 1.

          Cerberus ABP entered into an agreement dated as of December 3, 2004 (the "Lock-Up Agreement"), for the benefit of Goldman, Sachs & Co. ("Goldman, Sachs") and Morgan Stanley & Co. Incorporated, in their capacity as representatives of the several underwriters of the initial public offering of the Company, pursuant to which Cerberus ABP, among other things, agreed that it will not, during the period from December 3, 2004 until one hundred and eighty
(180) days from the Public Offering Date (as defined in the Lock-Up Agreement), as such term may be extended as set forth in the Lock-Up Agreement, directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares, or any securities convertible into, exchangeable for or that represent a right to receive Shares, whether owned at the time of the Lock-Up Agreement or acquired thereafter, without Goldman, Sachs' prior written consent, as more particularly set forth and described in the Lock-Up Agreement attached as Exhibit 2 hereto. Goldman, Sachs, on behalf of the underwriters, may, in its sole discretion, at any time or from time to time and without notice, waive the terms and conditions of the Lock-Up Agreement.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are attached or incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Registration Rights Agreement dated as of May 7, 2004 by and among ABP Holdings, Cerberus ABP and certain other parties, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, as filed by the Company with the Commission on October 1, 2004.

          2. Letter Agreement, dated December 3, 2004, of Cerberus ABP, for the benefit of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated (as representatives of the several underwriters referred to therein).



                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       December 21, 2004


                                        /s/ Stephen Feinberg
                                       -----------------------------------------
                                       Stephen Feinberg, in his capacity as sole
                                       shareholder  of  Craig Court,  Inc.,  the
                                       sole  member of Craig Court GP, LLC,  the
                                       sole general  partner of Cerberus Capital
                                       Management,  L.P.,  the   sole   managing
                                       member of Cerberus ABP Investor LLC


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).